901 W. Walnut Hill Lane

Irving, Texas 75038

September 8, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RumbleOn, Inc.

Registration Statement on Form S-3

File No. 333-259337

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, RumbleOn, Inc. hereby requests that its Registration Statement on Form S-3 (File No. 333-259337) filed with the Securities and Exchange Commission (the “Commission”) on September 3, 2021 be declared effective by the Commission at or before 4:00 p.m. Eastern Time on Friday, September 10, 2021, or as soon thereafter as practical.

Once the Registration Statement is declared effective, please orally confirm that event with our counsel, Akerman LLP by calling Christina Russo at (305) 982-5531.

Very truly yours,

RUMBLEON, INC.

By:	/s/ Michael Francis

Michael Francis

General Counsel

cc:	Anna Abramson, Staff Attorney